UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

April 24, 2015

MYLAN N.V.

(Exact name of registrant as specified in its charter)

Netherlands	333-199861	98-1189497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Albany Gate, Darkes Lane Potters Bar, Herts		EN6 1AG
(Address of Principal Executive Offices)		(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

New Bridge Credit Agreement

On April 24, 2015, Mylan N.V. (the “Company”) entered into a bridge credit agreement (the “Bridge Credit Agreement”) among the Company, certain lenders and Goldman Sachs Bank USA as the Administrative Agent (in such capacity, the “Administrative Agent”) in connection with the Company’s previously announced proposal to commence an offer (the “Proposed Acquisition”) for the entire issued and to be issued share capital of Perrigo Company plc, a public limited company organized under the laws of Ireland (“Perrigo”). The Bridge Credit Agreement provides for a bridge credit facility (the “Bridge Facility”) under which the Company may obtain loans up to an aggregate amount of $11,059,000,000, consisting of a Tranche A Loan (the “Tranche A Loan”) in an aggregate amount up to $8,760,000,000, a Tranche B Loan (the “Tranche B Loan”) in an aggregate amount up to $800,000,000, and a Tranche C Loan (the “Tranche C Loan”, and collectively the “Loans”) in an aggregate amount up to $1,499,000,000. The proceeds of the Tranche A Loan and Tranche C Loan will be applied solely to (i) finance the acquisition of the shares of Perrigo pursuant to the terms of the Proposed Acquisition, (ii) repay Perrigo’s outstanding term loans and (iii) pay other costs associated with the acquisition, including all non-periodic fees, expenses and taxes. The proceeds of the Tranche B Loan will be applied if necessary to prepay the Existing Term Credit Agreement and to pay fees and expenses relating thereto.

The commitments in respect of the Loans will be available until the earliest to occur of April 22, 2016 and certain events relating to the completion or termination of the Proposed Acquisition that are customary for “certain funds” financings in connection with acquisitions of Irish public companies and are specified in the Bridge Credit Agreement. The commitments will be reduced by the net cash proceeds received by the Company in connection with debt and equity issuances and non-ordinary course of business asset dispositions, other than certain debt and equity issuances, non-ordinary course asset dispositions and permitted reinvestments specified in the Bridge Credit Agreement.

The obligations of the lenders under the Bridge Credit Agreement to make the Loans are subject to the satisfaction of the following conditions precedent (i) the Company owns (or will own after giving effect to the application of the proceeds of the Loans) no less than 80% of the shares in the capital of Perrigo, (ii) the conditions applicable to the Proposed Acquisition contained in the Company’s announcement under Rule 2.5 of the Irish Takeover Rules and other offer-related documents have been satisfied or amended or waived in accordance with their terms and the terms of the Bridge Credit Agreement or as otherwise agreed by the arrangers of the Bridge Facility and the Company has declared the offer unconditional in all respects, (iii) the representations specified as “certain funds representations” in the Bridge Credit Agreement are true and correct in all material respects, (iv) no event of default specified as a “certain funds event of default” in the Bridge Credit Agreement has occurred or is continuing, both before and after giving effect to the funding of the Loans, (v) the Administrative Agent and the arrangers of the Bridge Facility have been paid all fees and other amounts due to them, (vi) the making of the Loans or the consummation of the Proposed Acquisition is not subject to any injunction or similar government order, judgment or decree or is not otherwise unlawful and (vii) the Administrative Agent has received customary certifications by the Company of certain of the foregoing and other documentary evidence that the Proposed Acqusition may be consummated. In the event that the Proposed Acquisition proceeds by a scheme of arrangement rather than an offer, the Bridge Credit Agreement contains analogous conditions precedent that would be applicable in that circumstance, including that the Company owns (or will own after giving effect to the application of the proceeds of the Loans) 100% of the shares in the capital of Perrigo.

The Loans will bear interest at LIBOR (determined in accordance with the Bridge Credit Agreement) plus 1.500% per annum, if the Company chooses to make LIBOR borrowings, or at a base rate (determined in accordance with the Bridge Credit Agreement) plus 0.500% per annum. The applicable margins over LIBOR and the base rate for the Loans can fluctuate based on the long term unsecured senior, non-credit enhanced debt rating of the Company by Standard & Poor’s Ratings Group and Moody’s Investors Service Inc. The Company will pay to each lender a ticking fee accruing from May 24, 2015 until the earlier of the date the Loans are funded and the date the commitments terminate at a rate equal to 0.175% per annum of each lender’s commitments to make Tranche A Loans or Tranche C Loans. The Company will pay to each lender a ticking fee accruing from June 8, 2015 until the earlier of the date the Loans are funded and the date the commitments terminate at a rate equal to 0.175% per annum of each lender’s commitments to make Tranche B Loans. If the Tranche A and/or Tranche B Loans are funded, the Company will pay to each lender duration fees equal to 0.50%, 0.75% and 1.00% (or if the Company does not meet certain criteria with respect to its debt rating, 0.75%, 1.00% and 1.25%, respectively) of the principal amount of Tranche A Loans and Tranche B Loans of each lender that are outstanding on the 90th, 180th and 270th, respectively, day after the day the Loans are funded.

The Loans will be unsecured and will be guaranteed by Mylan Inc., each subsidiary of the Company that guarantees (or is otherwise a co-obligor of) third-party indebtedness of the Company in exceess of $350,000,000 and, following completion of the Proposed Acquisition, Perrigo. As of April 24, 2015, no subsidiary of the Company other than Mylan Inc. is required to provide a guarantee of the Bridge Facility.

The Bridge Credit Agreement contains customary affirmative covenants for facilities of this type, including, among others, covenants pertaining to the delivery of financial statements, notices of default and certain other material events, maintenance of corporate existence and rights, business, property, and insurance and compliance with laws, as well as customary negative covenants for facilities of this type, including, among others, limitations on the incurrence of subsidiary indebtedness, liens, mergers and certain other fundamental changes, investments and loans, acquisitions, transactions with affiliates, payments of dividends and other restricted payments and changes in the Company’s line of business. The Bridge Credit Agreement also contains certain covenants related to the Proposed Acquisition that are customary in this context. The Bridge Credit Agreement contains a financial covenant requiring maintenance of a maximum ratio of 4.75 to 1.00 for consolidated total indebtedness as of the end of any quarter to consolidated EBITDA for the trailing four quarters. This financial covenant will first be tested at the quarter ending June 30, 2015.

The Bridge Credit Agreement contains default provisions customary for facilities of this type, which are subject to customary grace periods and materiality thresholds, including, among others, defaults related to payment failures, failure to comply with covenants, material misrepresentations, defaults under other material indebtedness, the occurrence of a “change in control”, bankruptcy and related events, material judgments, certain events related to pension plans and the invalidity or revocation of any loan document or any guarantee agreement of the Company or any subsidiary that becomes a guarantor as described above. If an event of default occurs under Bridge Credit Agreement, the lenders may, among other things, terminate their commitments and declare immediately payable all borrowings.

The Administrative Agent and the lenders have, from time to time, performed, are currently performing and may in the future perform, various financial advisory and commercial and investment banking services for the Company, for which they received or will receive customary fees and expenses.

The Tranche A Loans and Tranche B Loans mature on the day that is 364 days after the Loans are funded, and the Tranche C Loans mature on the day that is six months after the Loans are funded. The entire principal amount on the Loans will be due and payable on their respective maturity dates. The Loans may be voluntarily prepaid without penalty or premium, other than customary breakage costs related to prepayments of LIBOR borrowings.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth under Item 1.01 above is incorporated by reference into this Item 2.03.

STATEMENT REQUIRED BY IRISH TAKEOVER RULES

The directors of the Company accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for the Company or Perrigo as appropriate. No statement in this announcement constitutes an asset valuation.

RESPONSIBILITY STATEMENT

The directors of the Company accept responsibility for the information contained in this report, save that the only responsibility accepted by the directors of the Company in respect of the information in this report relating to Perrigo, Perrigo’s subsidiaries and subsidiary undertakings, the Perrigo Board and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of the Company to verify this information). To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this report is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or the Company, all ‘dealings’ in any ‘relevant securities’ of Perrigo or the Company (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or the Company, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by the Company or ‘relevant securities’ of the Company by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to the Company and no one else in connection with the Company’s proposed acquisition of Perrigo and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs International, Goldman, Sachs & Co or any of their affiliates, nor for providing advice in relation to the Company’s acquisition of Perrigo or any other matters referred to in this announcement. Neither Goldman Sachs International nor Goldman, Sachs & Co. nor any of their affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International, Goldman, Sachs & Co. or any of their affiliates in connection with this announcement, any statement contained herein, the Company’s proposed acquisition of Perrigo or otherwise.

ADDITIONAL INFORMATION

In connection with the offer, the Company expects to file certain materials with the Securities and Exchange Commission (the “SEC”), including, among other materials, a Registration Statement on Form S-4 and a proxy statement on Schedule 14A (in preliminary and then definitive form). This report is not intended to be, and is not, a substitute for such filings or for any other document that the Company may file with the SEC in connection with the offer. INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND PERRIGO ARE URGED TO READ THE OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PERRIGO AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to the Company at 724-514-1813 or investor.relations@mylan.com. Any materials filed by the Company with the SEC that are required to be mailed to shareholders of Perrigo and/or the Company will also be mailed to such shareholders. This report has been prepared in accordance with U.S. securities law, Irish law and the Irish Takeover Rules.

PARTICIPANTS IN SOLICITATION

This report is not a solicitation of a proxy from any investor or shareholder. However, the Company and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the offer under the rules of the SEC. Information regarding the Company’s directors and executive officers may be found in the Company proxy statement/prospectus on Form S-4 filed with the SEC on December 23, 2014 and Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 2, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of the Company’s shareholders generally, will also be included in the materials that the Company intends to file with the SEC when they become available.

NON-SOLICITATION

This report is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell or otherwise dispose of any securities or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this report or otherwise, nor will there be any acquisition or disposition of the securities referred to in this report in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this report in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this report are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction.

Therefore, persons who receive this report (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the Company disclaims any responsibility or liability for the violations of any such restrictions by any person.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the Company, Perrigo, or the combined company and products and any other statements regarding the Company’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties as to the timing of the proposed transaction; uncertainties as to whether Perrigo will cooperate with the Company and whether the Company will be able to consummate the proposed transaction; uncertainties as to whether shareholders will provide the requisite approvals for the proposed transaction; the possibility that competing offers will be made; the possibility that certain conditions to the consummation of the proposed transaction will not be satisfied; the possibility that the Company will be unable to obtain regulatory approvals for the proposed transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the proposed transaction; the ability to meet expectations regarding the accounting and tax treatments of the proposed transaction, changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the proposed transaction; the retention of certain key employees of Perrigo being difficult; the possibility that the Company may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected time-frames or at all and to successfully integrate Perrigo; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where the Company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and the Company’s ability to execute on new product opportunities; the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of the Company, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with the Company’s business activities, see the risks described in Mylan Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014 and our other filings with the SEC. You can access the Company’s filings with the SEC through the SEC website at www.sec.gov, and the Company strongly encourages you to do so. The Company undertakes no obligation to update any statements herein for revisions or changes after the date of this report, except as required by law.

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this report is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for the Company or Perrigo as appropriate. No statement in this report constitutes an asset valuation.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

The Bridge Credit Agreement included or incorporated by reference as an exhibit to this Current Report contains representations and warranties by the Company. Those representations and warranties were made solely for the benefit of the other parties to the Bridge Credit Agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to the Borrower if those statements prove to be inaccurate; (ii) may have been qualified in the Bridge Credit Agreement by disclosures that were made to the other parties in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report not misleading.

Exhibit No.	Description

10.1	Bridge Credit Agreement among Mylan N.V., Mylan Inc., the lenders party thereto and Goldman Sachs Bank USA, as Administrative Agent, dated as of April 24, 2015*

*	Furnished herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

Date: April 24, 2015	By:	/s/ John D. Sheehan
John D. Sheehan
Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Bridge Credit Agreement among Mylan N.V., Mylan Inc., the lenders party thereto and Goldman Sachs Bank USA, as Administrative Agent, dated as of April 24, 2015.*

*	Furnished herewith